SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                   Prison Realty Trust, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                          72424N-10-5
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                        January 28, 2000
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 72424N-10-5                              Page 2 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            4,507,452

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          4,507,452
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     4,507,452

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.81%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 72424N-10-5                              Page 3 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            222,962

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          222,962
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     222,962

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .19%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 72424N-10-5                              Page 4 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            2,071,586

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          2,071,586
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,071,586

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.75%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

                                                           Page 5 of 9 Pages

Item 1. Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value ("Common Stock"), of PRISON REALTY TRUST, INC., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 10 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215.

Item 2. Identity and Background

     This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), with respect to shares of Common Stock owned by it, Gotham Partners III, L.P., a New York limited partnership
("Gotham III"), with respect to shares of Common Stock owned by it, and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors", and together with Gotham and Gotham III, the "Reporting Persons"), with respect to shares of Common Stock owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company.

     Each of Gotham and Gotham III was formed to engage in the buying and selling of securities for investment for its own account. Gotham Advisors was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International.

     Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham III. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the shares of Common Stock held for the account of Gotham International and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham Advisors.

     Messrs. Ackman and Berkowitz are citizens of the United States of America, and the principal occupation of each of them is managing the affairs of (i) Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham and Gotham III and (ii) Gotham Advisors, and through such entity the affairs of Gotham International. The business address of each of Gotham, Gotham III, Gotham Advisors, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017. The business address of Gotham International is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, 2nd Floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

     During the last five years, none of Gotham, Gotham III, Gotham Advisors, Gotham International, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock purchased by Gotham was $22,789,065, the aggregate purchase price of the Common Stock purchased by Gotham III was $1,065,876 and the aggregate purchase price of the Common Stock purchased by Gotham International was $10,114,448. All of the funds required for these purchases were obtained from the general funds of Gotham, Gotham III and Gotham International, respectively.

                                                           Page 6 of 9 Pages

Item 4.  Purpose of the Transaction

     The Reporting Persons acquired the Common Stock for investment purposes, and the Reporting Persons intend to continue to evaluate the performance of such Common Stock as an investment in the ordinary course of their business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, one or more of the Reporting Persons may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the
Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company or acquiring another company or business, changing operating or marketing strategies, adopting, not adopting, modifying or eliminating certain types of anti-takeover measures, restructuring the Company's capitalization, and reviewing dividend and compensation policies.

     Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Company.

     Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of Common Stock.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
     (a) Gotham owns 4,507,452 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 3.81% of the outstanding Common Stock of the Company. Gotham III owns 222,962 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately .19% of the outstanding Common Stock of the Company. Gotham International owns 2,071,586 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 1.75% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 118,381,951 shares of Common Stock issued and outstanding as of November 08, 1999 as reflected in the Company's form 10-Q for the period ending September 30, 1999. None of Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Gotham III and Gotham International).

     (b) Each of Gotham and Gotham III has sole power to vote and to dispose of all of the Common Stock beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

                                                           Page 7 of 9 Pages

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Gotham III and Gotham International. In each case, the transactions took place on the New York Stock Exchange.


Gotham


                              Shares of Common Stock
Date                            Purchased/(Sold)              Price per Share

12/27/99                           2,367,000                    5.0517
12/28/99                             591,700                    5.2524
12/29/99                             308,000                    5.2929
12/30/99                             143,500                    5.1338
12/31/99                             147,400                    5.0386
01/03/00                             147,000                    5.0371
01/04/00                              36,000                    4.9150
01/05/00                              93,850                    5.0400
01/06/00                              19,400                    5.0600
01/07/00                             107,000                    5.2900
01/18/00                             288,000                    5.0400
01/28/00                              99,470                    4.3067
01/31/00                             126,432                    4.2900
02/08/00                              32,700                    4.2003


Gotham III

12/27/99                              78,000                    5.0517
12/28/99                              19,500                    5.2524
12/29/99                              10,100                    5.2929
12/30/99                               4,700                    5.1338
12/31/99                               4,800                    5.0386
01/03/00                               4,800                    5.0371
01/04/00                               1,200                    4.9150
01/05/00                               3,100                    5.0400
01/06/00                                 650                    5.0600
01/07/00                               3,600                    5.2900
01/18/00                               9,700                    5.0400
01/28/00                               2,744                    4.3067
01/31/00                               5,268                    4.2900
02/01/00                               8,800                    4.3512
02/02/00                               6,000                    4.3337
02/08/00                              60,000                    4.2003

Gotham International

12/27/99                             853,000                    5.0517
12/28/99                             213,200                    5.2524
12/29/99                             111,000                    5.2929
12/30/99                              51,800                    5.1338
12/31/99                              53,100                    5.0386
01/03/00                              53,000                    5.0371
01/04/00                              12,800                    4.9150
01/05/00                              33,850                    5.0400
01/06/00                               6,850                    5.0600
01/07/00                              38,000                    5.2900
01/18/00                             102,300                    5.0400
01/28/00                              34,986                    4.3067
01/31/00                              43,900                    4.2900
02/01/00                             112,300                    4.3512
02/02/00                              65,500                    4.3337
02/08/00                             286,000                    4.2003



Except as described above, none of Gotham, Gotham III, Gotham
International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described above, none of Gotham, Gotham III, Gotham International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

                                                       Page 8 of 9 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 8, 2000

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President


                    GOTHAM PARTNERS III, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President


                    GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                    By:   /s/ David P. Berkowitz
                          David P. Berkowitz
                          Senior Managing Member